November 1, 2013                Via Edgar

Mr. Karl Hiller
Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE Washington, D.C. 20549
Re:    Schweitzer-Mauduit International, Inc.
Comment Letter from the Securities and Exchange Commission dated September 19, 2013
Form 10-K Fiscal Year ended December 31, 2012
File No. 001-13948

Dear Mr. Hiller:
Attached is the response of Schweitzer-Mauduit International, Inc. (the “Company” or “registrant” or “SWM”) to the Securities and Exchange Commission's (the “Commission” or “Staff”) comments on the above identified disclosure documents filed by the Company. We have attempted to fully respond and to provide information that would assist in more fully understanding our disclosures. The terms “we,” “us” and “our” in the responses refer to the Company.
The Company's responses to the Commission's comments follow in the same order set forth in your September 19, 2013 letter.

Form 10-K for the Fiscal Year ended December 31, 2012

General

1.     You state on page 3 that Japan Tobacco Inc. (JTI) and British American Tobacco (BAT) are two of your largest customers. We are aware of publicly-available information that indicates sales of cigarettes by JTI and BAT in Cuba, Sudan, and/or Syria. Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Cuba, Sudan, or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements. Your response should describe any products or materials you have provided into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.
Company Response: Neither the Company nor any of its subsidiaries has any employees, offices, subsidiaries, affiliates, agents, distributors, joint venture partners, or facilities in Cuba, Sudan or Syria, nor has any of them, in the past three years, directly or indirectly sold any products to customers in Cuba, Sudan or Syria other than noted below.
The Company’s locally managed, non-U.S. subsidiaries sold products to Sudan and Syria, as follows:

•	In 2011, PDM Industries SAS sold cigarette papers to General Organization For Tobacco in Syria.

•	In 2013, PDM Industries SAS sold cigarette papers to British American Tobacco for delivery to Blue Nile Cigarette Company in Khartoum, Sudan.
In both cases, the products concerned were manufactured outside the U.S. PDM is a French company and no U.S. persons participated in these sales.

The Company’s locally managed, non-U.S. subsidiaries sell papers and reconstituted tobacco to the central distribution centers of British American Tobacco (or BAT), located in England, and Japan Tobacco International (or JTI), located in Belgium. Both BAT and JTI buy papers from the Company’s competitors also, and their distribution centers distribute and sell both our and our competitors’ products to their operating companies and licensees around the world. While we generally are aware of some of the larger BAT and JTI affiliates that are end-users for our products, we do not have specific knowledge or any control over BAT or JTI. However, to our knowledge, the end users do not include businesses in Cuba, Sudan or Syria, except for the Sudanese company noted above.
All products made by the Company are classified as EAR99. We have policies and procedures that are intended to prevent our products from being used by inappropriate businesses, but we have no ability to track our products beyond the point of delivery, and we cannot control the ultimate destination of cigarettes made by our customers using our products.
The transactions described above aggregate only $34,000 in sales to a Sudanese end user, and $516,000 in sales to a Syrian end user. As a result, they are not material to our business, and we believe that no further disclosure is warranted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011, p. 31

2.     Please identify, discuss and analyze the reasons for the higher sales volumes that occurred in each of your segments. Refer to paragraphs 1 through 4 of the instructions to paragraph 303(a) of Regulation S-K for guidance.

Company Response: The Company’s overall sales volumes changed very little between 2011 and 2012. Paper sales volumes declined approximately 4% while Reconstituted Tobacco sales volumes increased approximately 6%. The primary product in the Reconstituted Tobacco segment is reconstituted tobacco leaf.
As noted on page 9 of our Form 10-K, the decline in cigarette consumption in the United States and western Europe has decreased demand for our products. However, as noted on page 13 of our Form 10-K, demand by our customers for reconstituted tobacco leaf is largely a function of their need to meet smoke delivery regulations, their desire for a uniform and consistent product and the cost to them of recycling their tobacco by-product scraps relative to their cost of virgin tobacco.
These factors related to the cigarette industry as a whole and were not unique to our customers. Varying brands, market shares and production facilities in different locations around the world are each impacted differently and react to those market forces differently, and we do not believe that any of these individual factors were significant enough to warrant further disclosure. Similarly, customers’ purchases of our products vary based on a range of factors, including some as simple as their sales to their customers, and none of these reasons of which we were aware was significant enough to warrant disclosure. Often, the underlying reasons for such variability are not always determinable by SWM due to a lack of public information about our customers’ businesses in a level of detail necessary to make such determinations.

Regarding the referenced guidance, SWM was not aware of other significant trends or uncertainties regarding changes in our sales volumes. We believe that the information above is sufficiently disclosed currently or generally of common knowledge. We will continue in future filings to disclose the impact of volume changes, price and mix changes, currency impacts and any other factors that are material and determinable that contributed to a material change in product revenues, as well as discuss the underlying material causes known to us of the factors described as well as the known or expected future impact of any referenced factors on operating results.

Financial Statements

Note 17 - Segment Information, page 87

3.     You must disclose revenue attributable to each product or group of similar products to comply with FASB ASC 280-10-50-40. Please provide us an analysis of the factors that you considered as the basis for your present disclosure, which appears to mention several distinct products that have been aggregated in your tabulation. Please address the following indications of dissimilarity among products: (i) from your competition discussion on page 4 and slide 12 of your August 2013 investor presentation, we note that competitors and market strength differ by product, (ii) from slide 10 of the investor presentation we note that cigarette paper has “stringent regulatory requirements,” (iii) from your 2nd quarter 2013 earnings conference call we note a statement from your chief financial officer that “there are sizable differences in pricing and profitability over [y]our various paper products,” and (iv) from your website your assertion that the development of Porowrap Porous Plug Wrap created an entirely new category within the industry.

Company Response: SWM began using a product line basis for reportable segments in 2011. As disclosed in Note 17 of the Form 10-K, SWM’s two operating product line segments are also the Company’s reportable segments: Paper and Reconstituted Tobacco. Reconstituted Tobacco products are distinctive from Paper products in both manufacturing processes and uses by our customers. Reconstituted Tobacco products include reconstituted tobacco leaf, or RTL, which is used by our customers as a blend with virgin tobacco in making cigarettes, as well as wrapper and binder products for sales to cigar manufacturers. Paper products include cigarette papers, plug wrap papers and tipping papers (collectively referred to often as “Cigarette Papers” as noted on page 2 of our Form 10-K under the caption “Products”) as well as certain other commercial and industrial paper products such as lightweight printing and writing papers, drinking straw wrap and other specialty papers.

When determining what constitutes a similar product for disclosure in accordance with ASC 280-10-50-40, we note the accounting guidance is silent as to what is meant by "similar". In the absence of direct guidance on how "similar" should be determined, our disclosure of revenue from external customers, as required by ASC 280-10-50-40, considered products that share the similar characteristics as set forth in the criteria listed in ASC 280-10-50-11 as follows:
1) Nature of products:
Reconstituted Tobacco products are distinctive from Paper products both in their manufacturing processes and uses by our customers. Reconstituted Tobacco is made from tobacco by-products. RTL is blended by our customers with virgin tobacco to fill the tobacco column of cigarettes. Wrapper and binder products are used in the making of machine-made cigars.
Paper products such as cigarette papers, plug wrap papers and tipping papers share a common function - they are used to wrap various parts of a cigarette. All Paper products are made from wood pulp, flax fiber, calcium carbonate and certain less significant materials. Paper products share key properties such as basis weight, porosity, opacity, tensile strength, texture and functional attributes such as the ability to run on customers' machines at high speeds.
2) Nature of production processes:
Reconstituted Tobacco products share a conceptually similar production process to that of Paper products, but it is different enough that the machines used to make those products could not be used to produce Paper products.
SWM's various Paper products share a similar manufacturing process. The same paper machines can produce conventional cigarette papers, tipping papers and plug wrap papers, although different machines have somewhat different capabilities with respect to certain of the above-mentioned key properties due to age and other intricacies of the machines.
3) Type of customer:
At SWM, substantially all of the products are sold to the same customer base - cigarette and cigar manufacturers. Management aggregated non-tobacco paper products, which were approximately 6% of net sales in each of the last three years, with tobacco paper products to comprise the Paper segment, since the revenue from non-tobacco paper products was not significant for separate disclosure. Non-tobacco paper products are a diverse mix that includes low volume, high-value engineered papers as well as commodity paper grades produced to maximize machine utilization.
4) Method used to distribute products:
Substantially all of SWM’s products for the tobacco industry are sold directly to cigarette and cigar manufacturers or their designated converters around the world. Distribution methods are similar for all of these products. In certain markets, SWM also utilizes agents.

5) Nature of regulatory environment:
All of SWM's products for the tobacco industry share a similar regulatory environment. Most all governments around the world regulate the advertising, promotion, sale, components of manufacture and use of tobacco products. For example, in the United States, the regulatory jurisdiction of the federal Food and Drug Administration includes the product components of tobacco products, including products of both SWM segments, and in the European Union, the Tobacco Products Directive regulates the content, effects, marketing and labeling of tobacco products, including SWM’s products of both segments.
With respect to our discussion of our competitors and market strength, our use of the capitalized term “Cigarette Papers” is defined as cigarette papers, plug wrap papers and tipping papers. As mentioned above, our management internally and externally generally speaks about these products collectively as Cigarette Papers. In some places, however, we have provided additional insights with respect to some of the individual components. In most instances, including the discussion regarding competitors and market strength, the variation is in large part related to geographic locations of our customers’ production and the locations of our mills and the mills of our competitors. Our largest customers are the major tobacco companies, which tend to negotiate globally but then allocate their purchases by geography as they seek the best overall price including shipping costs. We also have large regional customers and certain other key customers that operate solely or primarily in one country. As a result, our competition tends to vary based on geography. We have included certain statements with respect to such competition and market strength with respect to plug wrap papers and tipping papers. It is not as evident in our statement regarding plug wrap papers, but as you can see in our statements regarding tipping papers, the differences noted for those products are also very much based on geography. We have not used market strength as a determinant in assessing our products’ similarities.
We hope the above discussion is helpful to aid in your understanding of our business, our products and our disclosures regarding our financial results. With that background, we then also intend to answer your other questions more specifically with the following additional information.
In response to investor inquiries, management often discusses certain other items despite those items not being material or even a part of management's internal analysis. We believe that such inquiries and the Company’s responses to such inquiries are not determinative factors for segmentation and disclosure analysis purposes, but rather, the criteria of ASC 280-10-50-40 are the determinative factors, and those criteria are followed as discussed above.

Due to changing regulatory environments around the world, our sales of lower ignition propensity (“LIP”) cigarette papers are gradually replacing the sale of non-LIP, or conventional cigarette papers. For a variety of reasons, certain LIP products have higher prices and higher margins than the conventional cigarette papers they replace. Thus, as noted in the second quarter 2013 earnings conference call by our chief financial officer, changes in mix of products within the Paper segment, including higher sales volumes of LIP products, impacted the segment’s performance, especially when increased production utilizes available capacity and in turn reduces machine downtime. We have included the percentage changes in our sales volumes of LIP cigarette papers in addition to the percentage changes in our sales volumes of all Paper segment products as a means of providing investors additional information with respect to this trend. Regarding our statement about Porowrap Porous Plug Wrap paper, at the time of its development in the 1970's it was indeed a significant industrial breakthrough that allowed customers to purchase plug wrap papers with very high porosity as opposed to using methods to treat the papers in some manner to give them higher porosity than conventional plug wrap papers. This was and is very important for the tobacco industry as our customers utilize high porosity papers as one means of reducing tar and nicotine that the smoker inhales. For many of our customers, they very quickly began utilizing Porowrap instead of conventional plug wrap papers in order to aid in their compliance with the increasing regulations to reduce harmful effects of cigarettes. However, it is simply a variety of Cigarette Paper.

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In connection with your comments and our response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that this letter resolves the Staff’s concerns with regard to this comment. If it does not, we would appreciate the opportunity to discuss the comment with you. Please call me at (770) 569-4253 to arrange for a mutually convenient time to discuss the Company’s response and any additional questions that the Commission may have.

Sincerely,

/s/ Mark Spears

Mark Spears
Corporate Controller